# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Federated Hermes Premier Municipal Income Fund, CIK 0001199004
CUSIP: 31423P504
Title of class of securities: Variable Municipal Term Preferred Shares
Address of issuer's principal executive offices: 4000 ERICSSON DRIVE, WARRENDALE, Pennsylvania (PA), 15086-7561
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,147; sole dispositive power 0; shared dispositive power 1,147; aggregate amount beneficially owned 1,147 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,147; sole dispositive power 0; shared dispositive power 1,147; aggregate amount beneficially owned 1,147 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Variable Municipal Term Preferred Shares
Name of issuer: Federated Hermes Premier Municipal Income Fund
Address of issuer's principal executive offices: 4000 ERICSSON DRIVE, WARRENDALE, Pennsylvania (PA), 15086-7561
Comment:
This Amendment No. 8 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable municipal term preferred shares ("VMTPS" Shares) of Federated Hermes Premier Municipal Income Fund (the "Issuer").

This Amendment is being filed to report a change in the Reporting Persons ownership percentage of the Issuer as a result of the partial redemption of 200 VMTPS Shares on April 2, 2026, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by the Issuer with the SEC on March 30, 2026

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended by:
deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:
deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
The 200 VMTPS shares held by BAPFC were redeemed by the Issuer on April 2, 2026, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now own 1,147 VMTPS Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.2 Power of Attorney (BAPFC)
99.7 Schedule I
99.8 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (04/06/2026)
- Banc of America Preferred Funding Corp: Andres Ortiz, Authorized Signatory (04/06/2026)